Exhibit 99.1

China Gerui Advanced Materials Group Limited Announces Unaudited Second Quarter 2014 Financial Results

ZHENGZHOU, China, September 4, 2014 -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high-precision, cold-rolled steel producer in China, today announced unaudited financial results for the three months and six months ended June 30, 2014.

"As part of our mid-year strategic review, we focused our efforts on strengthening our working capital and cash management cycles while streamlining the Company’s operation through stringent cost management and optimization of product mix which has yielded measurable improvements in gross margins and EBITDA in the second quarter when compared to the first quarter of 2014,” commented Mr. Mingwang Lu, Chairman and Chief Executive Officer of China Gerui.

While this will continue to be our focus as we turn to the second half of the year, we recognize that the continued challenges we face, including industry-wide excess capacity, weak demand, a more tightened credit environment, and weak capital markets posed risks to our core business.  As a result, we have engaged in a new strategy to enter into the fast growing Chinese antiquities market to more rapidly increase our return on capital, fortify our future cash and alleviate the pressure of fixed assets and working capital generated from the metals processing business.  "We remain encouraged over the potential growth opportunities over the next 12 months. We have created competitive advantages with our innovative new and broad line of products to meet the needs of our diverse and growing customer base. We are better positioned with our broad product line today than at any time in our Company's history to capture share in the high-margin markets when the environment improves. We also believe our entrance into a growth market will help to support our core operations, maximize shareholder return and strengthen our future cash position," Mr. Lu concluded.

Second Quarter Results

Revenue decreased 24.1% to $32.7 million in the second quarter of 2014 from $43.1 million in the second quarter of 2013.  The decrease in revenue was primarily due to a 4.6% decrease in the Company's average selling price to $660 per ton for the second quarter of 2014 as compared to an average selling price of $692 per ton for the second quarter of 2013, as well as a 20.5% decrease in sales volume to approximately 49,500 tons for the second quarter of 2014 as compared to approximately 62,300 tons for the same quarter of 2013.

Gross profit decreased 51.8% to $1.7 million in the second quarter of 2014 from $3.5 million in the same quarter of 2013.  Gross margin was 5.2% in the second quarter of 2014 compared to a gross profit margin of 8.2% in the second quarter of 2013. The decrease in gross profit and gross margin reflects the continuing economic slowdown in China and the resulting lower demand for steel which exacerbated pricing pressures in the market.

Operating loss was $0.6 million in the second quarter of 2014, compared with operating income of $0.9 million for the second quarter of 2013.  The decrease in operating income in the second quarter of 2014 was primarily due to a 51.8% decrease in gross profit.

Net loss was $1.4 million in the second quarter of 2014, or $0.02 per fully diluted share, compared to a net loss of $0.8 million, or $0.01 per fully diluted share in the second quarter of 2013.

Non-GAAP adjusted EBITDA was $2.8 million in the second quarter of 2014, or 8.7% of revenue, compared to $4.0 million, or 9.3% of revenue, in the second quarter of 2013. Non-GAAP adjusted EBITDA is defined as earnings before net interest expense, taxes, depreciation, amortization for the second quarter of 2014 and of 2013.*

* Please see the section below entitled "Use of Non-GAAP Adjusted Financial Measures" and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Six Months 2014 Results

Revenue was $59.1 million in the first six months of 2014 compared with $88.7 million in the first six months of 2013.  Gross profit was $0.5 million in the first six months of 2014 compared with $8.7 million in the same period of 2013.  Operating loss was $4.4 million in the first six months of 2014, compared with operating income of $3.0 million for the same period of 2013.  The decrease in operating income in the first six months of 2014 was primarily due to a decline in gross profit. Net loss was $5.6 million in the first six months of 2014, or $0.09 loss per fully diluted share, compared to a net loss of $0.9 million, or $0.02 loss per fully diluted share in the year ago corresponding period of 2013.

Non-GAAP adjusted EBITDA was $2.7 million in the first six months of 2014, or 4.5% of revenue, compared to $9.1 million, or 10.3% of revenue, in the second quarter of 2013. Non-GAAP adjusted EBITDA is defined as earnings before net interest expense, taxes, depreciation, amortization and stock-based compensation for the second quarter of 2014 and of 2013.*

Financial Condition

As of June 30, 2014, the Company had $3.0 million in unrestricted cash, $10.8 million in current certificates of deposit, and an additional $76.1 million in restricted cash, as compared to $237.1 million in unrestricted cash, $24.2 million in current certificates of deposit and an additional $114.8 million in restricted cash as of December 31, 2013. The Company's short-term debt consisted of notes payable, term loans and financing obligation (current portion) that totaled $240.6 million at June 30, 2014, compared to $282.9 million as of December 31, 2013. The Company had long-term debt $9.2 million in financing obligation (net of current portion) at June 30, 2014, compared to $13.0 million as of December 31, 2013. Shareholders' equity was $285.7 million at June 30, 2014 as compared to $299.1 million as of December 31, 2013. Net cash used in operating activities for the six months ended June 30, 2014 was $226.6 million compared with $22.4 million in 2013.

Recent Developments

Amidst the continued challenges the Company faces, including industry-wide excess capacity, weak demand, a more tightened credit environment, and weak capital markets, the management evaluated alternative investments to offset the pressure related to the Company’s core business.  As a result, the Company has engaged in a new strategy to enter into the fast growing Chinese antiquities market to more rapidly increase its return on capital, fortify its future cash and alleviate the burden of fixed assets and working capital generated from the metals processing business. The Company plans to continue to grow its metals business, but has moved to capitalize on an opportunity to enter the rapidly growing cultural antiquities market. China Gerui is pleased to announce the acquisition of a porcelain collection dating to as far back as the Song Dynasty, more than a thousand years ago, for a cash consideration of $234 million, representing a 74% discount to an estimated market value of $905 million as appraised by independent Class A Chinese Artwork Appraisers. Management intends to auction all 206 pieces of the collection to fortify the Company’s future cash position.  However, there is no assurance the auction will be completed in a timely fashion or will realize the afore-mentioned appraisal value.  The proceeds from the sale of the antiquities will be used to fund working capital for the metals processing business, geographic and international expansion, entrance into new end-user applications, research and development and strategic acquisitions.

China Gerui again sponsored the AMM Steel Success Strategies XXIX Conference. The conference took place from June 16-18, 2014 at the Sheraton Hotel in New York.  The AMM Conference attendees were from major steel companies and associations from around the world.  It was a virtual who's-who of the global steel industry. Participants benefitted from a high-level conference program and networking opportunities.

Since the launch of the share repurchase program in April 2011, as of June 30, 2014 the Company repurchased a total of 2,147,749 ordinary shares at an average price of $2.93 per share for a total repurchase price of approximately $6.3 million.

2014 Financial Guidance

The Company is revising its full year 2014 revenue guidance to the range of $100 million to $110 million reflecting the Company’s view of continued weakened demand for its products, volatile pricing pressure in the sector and an unexpected one-time production interruption  in the third quarter due to a public works project in Xinzheng City.  The public works project forced a shut-down of the Company’s production for approximately thirty days and has since been resolved.  The Company may adjust such guidance as changing macroeconomic conditions and operational and competitive challenges dictate.

Industry and Business Update

In the first half of 2014, China’s GDP grew by 7.4%, down 0.2% compared with the same period last year.  Second quarter operational and financial results of the Chinese steel industry reflected recent government policies to stabilize economic growth.  In the first half of 2014, domestic consumption contributed 102.9% to GDP growth whereas exports declined by 2.9%. The economic structure is changing from investment-oriented to consumption-oriented models, and from industry- oriented to service-oriented models. New characteristics of the national economy reflected the progress in the change of economic structure, and economic growth will gradually require less steel over time, making it difficult to achieve significant growth in steel consumption. In the first half of 2014, national consumption of crude steel was 376 million tons, up 0.4% year-over-year.

Large and medium-sized member steel mills of the China Iron and Steel Association posted a total net profit margin of a meager 0.42%.  Excluding non-core operations, they accumulated a loss of $107 million.  The association expects the difficult conditions to persist due to excess capacity, weak demand, volatile pricing, tight credit supply and soaring environmental protection costs.

China's plan to reduce excess production capacity by closing small factories and limiting investment has resulted in an 8.4% decline in investment in the steel industry. The National Development and Reform Commission indicated that the plan to reduce the excess capacity and thereby improve efficiency will continue, but is expected to take years to restore balance in the demand-supply equation.

The Company believes that utilization of its wide- and narrow-strip cold-rolled steel capacity was 60% in the second quarter of 2014 compared with approximately 61% during the first quarter of 2014. The Company's utilization of its chromium-plating production lines was approximately 55% in the second quarter of 2014 compared to 51% during the first quarter of 2014. Chromium-plating capacity utilization will continue to rise as the production line realizes increasing operating rates and economies–of-scale, and a major customer reorganizes its production operations to incorporate chromium-plated steel.

"We are encouraged by the booming Chinese antiquities market over the last decade and are optimistic that the recent antique porcelain acquisition provides a unique opportunity for the Company and our investors with regard to near- and mid-term cash flow, which will in turn drive and expand our metals processing operations.  Our research and development for new products and applications is creating innovative, wide-ranging products to attract new business from existing clients and penetrate into additional markets to expand our customer base. These advanced products will specifically target applications possessing higher gross margins. With our advanced manufacturing capabilities and new products, we are positioned to gain from the further recovery in the steel industry.  " Mr. Lu concluded.

Conference Call Information

The Company issued its second quarter unaudited financial results on Thursday, September 04, 2014 prior to the conference call.

Listeners may access the call by dialing +1 (877) 407-8031 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (201) 689-8031.

A replay of the conference call will be available for 14 days starting from 12:00 P.M. EDT on Thursday, September 04, 2014.  To access the replay, dial +1 (877) 660-6853.  International callers should dial +1 (201) 612-7415.  The conference ID number is 13589992.

A live and archived webcast of the call will be available on the Company's website at www.geruigroup.com/Webcasts.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Non-GAAP Financial Measures

This release includes the use of non-GAAP EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP EBITDA is defined in this earnings release as earnings before interest, taxes, depreciation, and amortization that were incurred in the first and second quarter of 2014. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP EBITDA may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements including, but not limited to, statements regarding future events, future performance, the auction of the acquired porcelain collection, the availability and use of proceeds from the sale of antiquities, the utility to our investor of the non-GAAP financial measures presented in this release, and our 2014 full year revenue guidance. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Manager
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

-- Financial Tables Follow --

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)
	(Unaudited)
	June 30, 2014	December 31, 2013
Assets

Current assets
Cash	$2,987,999	$237,060,422
Certificates of deposit	10,800,180	24,200,075
Restricted cash	76,086,960	114,803,746
Accounts receivable, net	120,806	2,693,510
Notes receivable	16,119	446,008
Inventories – Stainless steel	13,439,913	17,496,675
Inventories – Antiques	233,735,250	-
Prepaid purchases	39,535,311	52,772,830
Prepaid expenses	1,287,392	1,465,287
Available-for-sale securities	8,059,837	-
Other receivables, net	5,274,022	3,123,914

Total current assets	391,343,789	454,062,467

Non-current assets
Property, plant and equipment, net	126,352,178	132,974,737
Land use right, net	29,836,718	30,997,489
Deposit on acquisition of property, plant and equipment	5,270,507	2,184,217
Other receivables	6,186,252	6,339,434

Total non-current assets	167,645,655	172,495,877

Total assets	$558,989,444	$626,558,344

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$4,873,787	$8,471,560
Notes payable	157,489,199	225,812,313
Term loans	74,553,485	50,299,816
Financing obligation, sale-leaseback, current portion	8,513,409	6,813,055
Land use right payable	1,425,377	1,460,671
Income tax payable	328,690	336,829
Customers deposits	8,412,871	14,411,044
Accrued liabilities and other payables	8,480,049	6,799,128

Total current liabilities	264,076,867	314,404,416

Non-current liabilities
Financing obligation, sale-leaseback, net of current portion	9,223,149	13,025,260

Total non-current liabilities	9,223,149	13,025,260

Total liabilities	273,300,016	327,429,676

Commitments and contingencies
Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,823,730 shares issued,
59,386,079 and 59,522,910 shares outstanding as of
June 30, 2014 and December 31, 2013, respectively	140,418,118	140,418,118
Treasury stock, at cost, 437,651 and 300,820 shares,
as of June 30, 2014 and December 31, 2013, respectively	(631,755)	(498,799)
Retained earnings	122,412,022	127,963,861
Accumulated comprehensive income	23,491,043	31,245,488

Total stockholders' equity	285,689,428	299,128,668

Total liabilities and stockholders' equity	$558,989,444	$626,558,344

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN US DOLLARS)
	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Revenue	$32,709,589	$43,078,588	$59,149,322	$88,689,295

Cost of revenue	(31,011,749)	(39,557,743)	(58,694,326)	(79,961,858)

Gross Profit	1,697,840	3,520,845	454,996	8,727,437

Operating expenses:
General and administrative expenses	$(2,181,889)	$(2,532,275)	$(4,575,988)	$(4,935,376)
Selling and marketing expenses	(141,205)	(73,666)	(303,475)	(808,013)
Total operating expenses	(2,323,094)	(2,605,941)	(4,879,463)	(5,743,389)

Operating (loss)/income	(625,254)	914,904	(4,424,467)	2,984,048

Other income and (expense):
Interest income	645,262	845,618	1,671,473	2,082,157
Interest expenses	(1,664,798)	(2,580,151)	(3,280,592)	(5,939,682)
Sundry income	277,322	3,423	481,747	102,021

Loss before income taxes	(1,367,468)	(816,206)	(5,551,839)	(771,456)

Income tax expense	-	(29,566)	-	(169,390)

Net loss	$(1,367,468)	$(845,772)	$(5,551,839)	$(940,846)

Net loss per share
- Basic	$(0.02)	$(0.01)	$(0.09)	$(0.02)

- Diluted	$(0.02)	$(0.01)	$(0.09)	$(0.02)

Weighted average common shares outstanding
- Basic	59,478,055	59,556,396	59,500,359	59,559,133

- Diluted	59,478,055	59,556,396	59,500,359	59,559,133

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(IN US DOLLARS)
	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net loss	$(1,367,468)	$(845,772)	$(5,551,839)	$(940,846)

Other comprehensive income
Foreign currency translation gain /(loss)	636,813	4,067,471	(7,754,445)	5,112,840

Total comprehensive (loss)/income	$(730,655)	$3,221,699	$(13,306,284)	$4,171,994

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)
	For The Six Months Ended
	2014	2013
Cash flows from operating activities:

Net loss	$(5,551,839)	$(940,846)

Adjustments to reconcile net loss to net
cash from operating activities:
Depreciation of property, plant and equipment	6,237,130	5,602,740
Amortization of land use right	368,085	369,939
Stock-based compensation	-	32,891
Bad debt recovered	(354,836)	-

Changes in assets and liabilities:
Accounts receivable, net	2,866,715	(5,181,508)
Notes receivable, net	420,148	436,815
Inventories – Stainless steel	3,642,968	(1,482,042)
Inventories – Antiques	(234,313,139)	-
Prepaid expenses	143,568	(1,074,146)
Prepaid purchases	11,991,925	(42,729,770)
Other receivable	(4,814,681)	147,453
Accounts payable	(3,401,460)	14,649,698
Income tax payable	-	(3,422,061)
Customers deposit	(5,663,922)	8,594,318
Accrued liabilities and other payables	1,847,140	2,538,767

Net cash used in operating activities	(226,582,198)	(22,457,752)

Cash flows from investing activities:
Cash paid for property, plant and equipment	(6,981,618)	(7,855,584)
Repayment of advance to unrelated third parties	2,585,524	772,012
Repayment of advance to related parties	-	315,177
Investment in certificates of deposit, net	12,846,824	(11,271,457)
Cash paid for available-for-sale securities	(8,079,763)	-

Net cash provided by/(used in) investing activities	370,967	(18,039,852)

Cash flows from financing activities:
Repayment of term loans	(15,351,551)	(14,560,515)
Proceeds from term loans	40,883,603	17,796,185
Repayment of financing obligations, sale-leaseback	(1,626,407)	-
Repayments of notes payable	(220,900,732)	(261,603,922)
Proceeds from notes payable	157,878,577	313,644,821
Purchase of treasury stock	(132,956)	(84,736)
Changes in restricted cash, net	36,031,603	(22,077,780)
Repayment of advance from unrelated third parties	-	(1,617,835)
Dividend paid	-	(19,214,984)

Net cash (used in)/provided by financing activities	(3,217,863)	12,281,234

Net decrease in cash	(229,429,094)	(28,216,370)

Effect on change of exchange rates	(4,643,329)	2,928,676

Cash as of January 1	237,060,422	228,861,009

Cash as of June 30	$2,987,999	$203,573,315

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$1,615,795	$5,895,801

Non-cash paid during the period for:
Acquisition of property, plant and equipment settled by deposit paid	$121,056	$-

Net cash payment during the period for:
Prepaid deposit of land use right as part of the dividend paid to
acquire land use right from related company	$-	$6,971,373

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA
(UNAUDITED) (IN US DOLLARS)
	Non-GAAP EBITDA
	For the Three Months Ended June 30,
	2014	2013
Net Loss, GAAP amount per consolidated statement of income	$(1,367,468)	$(845,772)
Interest income	(645,262)	(845,618)
Interest expenses	1,664,798	2,580,151
Income tax expense	-	29,566
Depreciation of property, plant and equipment	3,014,693	2,818,472
Amortization of land use right	182,598	286,288

Non-GAAP EBITDA	$2,849,359	$4,023,087

	Non-GAAP EBITDA
	For the Six Months Ended June 30,
	2014	2013
Net Loss, GAAP amount per consolidated statement of income	$(5,551,839)	$(940,846)
Interest income	(1,671,473)	(2,082,157)
Interest expenses	3,280,592	5,939,682
Income tax expense	-	169,390
Depreciation of property, plant and equipment	6,237,130	5,602,740
Amortization of land use right	368,085	369,939

Non-GAAP EBITDA	$2,662,495	$9,058,748
Stock based compensation	-	32,891
Non-GAAP Adjusted EBITDA	$2,662,495	$9,091,639